Exhibit 99.3

Anglo-Canadian Uranium Corp.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

April 30, 2008

(Unaudited - Prepared by Management)

Anglo-Canadian Uranium Corp

1150 – 355 Burrard Street

Vancouver, B.C.

V6C 2G8

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

Yours truly,

“Len Harris”

Len Harris

President

Anglo-Canadian Uranium Corp.

Consolidated Balance Sheets

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

		April 30,	July 31,
		2008	2007
Assets		$	$
Current
Cash and cash equivalents		2,298,669	3,026,907
Cash reserved for flow-through expenditures	Note 4	60,053	1,043,156
Receivables		8,045	104,915
Prepaid expenses		-	11,901

		$2,366,767	$4,186,879

Property and equipment	Note 5	10,693	13,442
Mineral properties	Note 6	5,027,493	4,204,681
Deposits	Note 7	64,070	2,500

		$7,469,023	$8,407,502

Liabilities
Current
Accounts payable and accrued liabilities		125,638	285,465
Due to related parties	Note 8	1,862	10,514

		$127,500	$295,979

Shareholders' Equity
Share capital	Note 9	15,892,379	15,771,879
Contributed surplus	Note 9	1,321,351	987,142
Share subscriptions		-	(12,515)
Deficit		(9,872,207)	(8,634,983)

		7,341,523	8,111,523

		$7,469,023	$8,407,502

Nature and continuance of operations (Note 1)
Contingencies and commitments (Note 14)
Subsequent events (Note 16)

Approved on behalf of the Board	“Len Harris”		“David Hudson”
	Leonard Harris		David Hudson
	Director		Director

See accompanying notes to the consolidated financial statements.

Anglo-Canadian Uranium Corp.

Consolidated Statements of Operations, Deficit and Comprehensive Loss

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

	Three months ended		Nine months ended
	April 30,		April 30,
	2008	2007	2008	2007
	$	$	$	$
Expenses
Stock based compensation (Note 9)	92,825	201,970	334,209	548,241
Management fees	39,000	30,000	130,000	87,000
Consulting	53,259	36,621	98,632	82,932
Investor relations, communications	27,931	40,376	91,305	61,927
Office and general	22,810	21,088	54,198	49,500
Regulatory fees	14,118	28,374	35,648	86,463
Rent, net of recovery	13,474	11,182	33,917	15,630
Travel and promotion	20,267	13,066	32,742	63,248
Professional fees	2,378	21,754	29,223	135,451
Amortization	916	460	2,748	1,380
Interest and bank charges	243	411	1,129	1,018

Loss before the following	287,222	405,303	843,751	1,132,789

Write off deferred mineral property costs	113,215	-	515,319	-
Property evaluations	250	-	10,315	3,172
Foreign exchange loss (income)	(10,948)	9,183	(12,476)	9,183
Interest and other income	(13,389)	(20,171)	(55,685)	(55,465)

Loss before tax	376,349	394,315	1,301,224	1,089,679
Future income tax recovery	(64,000)	-	(64,000)	-

Net loss for the period	$312,349	$394,315	$1,237,224	$1,089,679
Other comprehensive income	-	-	-	-
Comprehensive loss for the period	312,349	394,315	1,237,224	1,089,679
Deficit, beginning of the period	9,559,858	8,311,042	8,634,983	7,615,678

Deficit, end of the period	$9,872,207	$8,705,357	$9,872,207	$8,705,357

Loss per share - basic and diluted	$0.01	$0.01	$0.03	$0.03
Weighted average number of shares outstanding	39,534,874	35,846,501	39,429,401	32,760,162

See accompanying notes to the consolidated financial statements.

Anglo-Canadian Uranium Corp.

Consolidated Statements of Cash Flow

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

	Three months ended		Nine months ended
	April 30,		April 30,
	2008	2007	2008	2007
	$	$	$	$
Cash provided by (used for):
Operating Activities
Net income for the period	(312,349)	(394,315)	(1,237,224)	(1,089,679)
Items not involving cash:
Amortization	916	460	2,748	1,380
Stock based compensation	92,825	201,970	334,209	548,241
Write off deferred mineral property costs	113,215	-	515,319	-
Future income tax recovery	(64,000)	-	(64,000)	-
	(169,393)	(191,885)	(448,948)	(540,058)

Change in non-cash working capital items:
Receivables	27,113	(12,903)	96,870	(34,137)
Prepaid expenses	-	-	11,901	801
Accounts payable and accrued liabilities	19,593	94,302	(22,148)	105,532

	(122,688)	(110,486)	(362,324)	(467,863)

Investing Activities
Expenditures on mineral properties, net	(169,209)	(366,466)	(1,291,309)	(1,316,824)
Expenditures on property and equipment	120	-	-	(9,523)
Deposits	(60,570)	-	(61,570)	-

	(229,659)	(366,466)	(1,352,879)	(1,326,347)

Financing Activities
Repayments to related parties	1,862	10,000	(8,652)	(98,000)
Share subscriptions	-	(365,438)	12,515	(378,063)
Net proceeds from issuance of shares	-	1,574,503	-	5,388,633

	1,862	1,219,065	3,863	4,912,570

Increase (decrease) in cash and cash equivalents	(350,484)	772,112	(1,711,341)	3,118,360
Cash and cash equivalents, beginning of the period	2,709,206	3,265,883	4,070,063	919,635

Cash and cash equivalents, end of the period	$2,358,722	$4,037,995	$2,358,722	$4,037,995

Cash and cash equivalents consists of the following:
Cash and cash equivalents	2,298,669	2,773,108	2,298,669	2,773,108
Cash reserved for flow-through expenditures	60,053	1,264,887	60,053	1,264,887

Cash and cash equivalents, end of the period	$2,358,722	$4,037,995	$2,358,722	$4,037,995

Supplemental cash flow information (Note 12)

See accompanying notes to the consolidated financial statements.

Anglo-Canadian Uranium Corp.

Consolidated Statements of Mineral Properties

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

	New Mexico		Utah	_____________________________________________Colorado_________________________________________________
	Holley	O8	Loquist	Eula Belle	King	Joseph	Spider Rock	Wild Steer	Gunfighter	Gunslinger	Tomcat	Beaver	Subtotal
									Lonestar			Dragon	USA
	$	$	$	$	$	$	$	$	$	$	$	$	$

Balance, July 31, 2006			220,565				150,500						371,065

Acquisition Costs:
Option payments	229,600	181,120		95,800	87,400	284,802	45,200	103,400	59,435	52,200	67,652	25,365	1,231,974
Assessments, renewal fees	119,983		2,513	10,200	10,200	24,294	24,293	14,093		10,200	10,200		225,976
	349,583	181,120	2,513	106,000	97,600	309,096	69,493	117,493	59,435	62,400	77,852	25,365	1,457,950

Exploration:
Field expenses	-	-	-	-	16,800	-	-	-	-	-	-	-	16,800
Geological data	-	-	-	-	40,485	-	-	-		28,175	-	5,865	74,525
Geological consulting	-	-	-	-	-	-	-	-	-	-	-	335	335
	-	-	-	-	57,285	-	-	-	-	28,175	-	6,200	91,660
Additions in the year	349,583	181,120	2,513	106,000	154,885	309,096	69,493	117,493	59,435	90,575	77,852	31,565	1,549,610

Balance, July 31, 2007	349,583	181,120	223,078	106,000	154,885	309,096	219,993	117,493	59,435	90,575	77,852	31,565	1,920,675

Acquisition Costs:
Option payments	(50,000)	-	-	78,031	20,000	59,265	-	51,024	25,210	-	47,018	-	230,548
Assessments, renewal	1,376	31,371	(974)	51,038	32,558	858	-	-	59,558	-	-	9,998	185,783
	(48,624)	31,371	(974)	129,069	52,558	60,123	-	51,024	84,768	-	47,018	9,998	416,331

Exploration:
Geological consulting	-	-	-	8,833	-	1,856	-	-	-	-	-	2,878	13,567
Drilling	-	-	-	53,667	-	-	-	-	-	-	-	-	53,667
Field expenses	-	-	-	3,446	-	3,447	-	-	-	-	-	-	6,893
Geological data	-	-	-	24,040	-	-	-	-	-	-	-	-	24,040
	-	-	-	89,985	-	5,303	-	-	-	-	-	2,878	98,166
Bond - reclassify	-	-	-	(10,000)	(10,000)	(10,000)	(10,000)	(10,000)	-	(10,000)	-	-	(60,000)
Additions in the period	(48,624)	31,371	(974)	209,054	42,558	55,426	(10,000)	41,024	84,768	(10,000)	47,018	12,876	454,497
Balance, April 30, 2008	$300,959	$212,491	$222,104	$315,054	$197,443	$364,522	$209,993	$158,517	$144,203	$80,575	$124,870	$44,441	$2,375,172

Anglo-Canadian Uranium Corp.

Consolidated Statements of Mineral Properties, continued

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

	Princeton	Stirrup	Big Mac	Skoonka	Lucky Boy	Zeus	Charles	Subtotal	Subtotal	other	Kert	Total
				Creek				Canada	USA		Quebec
	$	$	$	$	$	$	$	$	$	$	$	$

Balance, July 31, 2006	-	231,444	92,500	170,231	154,449	117,940	5,000	771,564	371,065	2		1,142,631
Acquisition Costs:
Option payments	136,500	-	-	44,500	-	-	-	181,000	1,231,974	-	-	1,412,974
Assessments, renewal fees	-	-	-	-	-	-	-	-	225,976	-	-	225,976
	136,500	-	-	44,500	-	-	-	181,000	1,457,950	-	-	1,638,950

Exploration:								-
Drilling	391,024	57,530	-	-	-	-	-	448,554	-	-	-	448,554
Field expenses	327,310	3,825	54,176	1,936	-	-	-	387,247	16,800	-	-	404,047
Geological data	-	-	158,117	101,461	-	5,954	-	265,532	74,525	-	-	340,057
Geological consulting	183,935	-	9,325	7,081	-	-	-	200,341	335	-	3,172	203,848
Laboratory	28,968	-	-	798	-	-	-	29,766	-	-	-	29,766
Bond - reclassify	-	2,500	-		-	-	-	2,500	-	-	-	2,500
	931,237	63,855	221,618	111,276	-	5,954	-	1,333,940	91,660	-	3,172	1,428,772
Bond - reclassify	-	(2,500)	-	-	-	-	-	(2,500)	-			(2,500)
Write downs	-		-	-	-	-	-	-	-	-	(3,172)	(3,172)
Additions in the year	1,067,737	61,355	221,618	155,776	-	5,954	-	1,512,440	1,549,610	-	-	3,062,050

Balance, July 31, 2007	1,067,737	292,799	314,118	326,007	154,449	123,894	5,000	2,284,004	1,920,675	2	-	4,204,681

Acquisition Costs:
Option payments	55,500	-	-	60,000	-	-	-	115,500	230,548	-	-	346,048
Assessments, renewal	1,836	18,796	9,850	-	469	1,500	15,160	47,611	185,783	-	-	233,394
	57,336	18,796	9,850	60,000	469	1,500	15,160	163,111	416,331	-	-	579,442
Exploration:									-
Geological consulting	100,406	29,921	110,626	15,626	-	2,668	-	259,247	13,567	-	-	272,814
Drilling	9,180	158,140	40,000	91,736	-	-	-	299,056	53,667	-	-	352,722
Field expenses	15,132	3,899	19,346	21,950	-	-	-	60,328	6,893	-	-	67,221
Camp costs	-	44,848	-	-	-	-	-	44,848	-	-	-	44,848
Laboratory	1,625	25,982	-	-	-	-	-	27,607	-	-	-	27,607
Air support and fuel	-	-	6,678	-	-	-	22,760	29,438	-	-	-	29,438
Geological data	-	-	-	-	-	-	-	-	24,040	-	-	24,040
	126,343	262,790	176,650	129,312	-	2,668	22,760	720,523	98,166	-	-	818,689
Bond - reclassify	-	-	-	-	-	-	-	-	(60,000)	-	-	(60,000)
Write downs	-	-	-	(515,319)	-	-	-	(515,319)	-	-	-	(515,319)
Additions in the period	183,679	281,586	186,500	(326,007)	469	4,168	37,920	368,315	454,497	-	-	822,812
Balance, April 30, 2008	$1,251,416	$574,385	$500,618	-	$154,918	$128,062	$42,920	$2,652,319	$2,375,172	$2	-	$5,027,493

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations

Anglo-Canadian Uranium Corp. (the Company) is an exploration stage company incorporated under the laws of British Columbia and its shares trade on the TSX Venture Exchange (“TSX.V”) under the symbol URA. The Company is focused on exploration of its resource properties in BC, Quebec and the USA.

These financial statements were prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. As at April 30, 2008, the Company had an accumulated deficit of approximately $9,872,000 and a working capital balance of approximately $2,239,000 which is not sufficient to achieve the Company’s planned business objectives.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain economically recoverable ore reserves. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or the proceeds from the disposition of its mineral properties. Certain of the Company's assets are located outside of Canada and are subject to the risk of foreign investment and currency exchange fluctuations.

The Company’s ability to continue as a going concern is dependant upon the continued financial support of its shareholders, the ability of the Company to raise equity financing and the attainment of profitable operations to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Basis of presentation and Significant Accounting Policies

The accompanying unaudited interim financial statements were prepared in accordance with Canadian GAAP using the same accounting principles as those disclosed in the Company’s audited consolidated financial statements for the year ended July 31, 2007, except as noted below.  They do not include all of the information and disclosures required by GAAP in the preparation of annual financial statements and, accordingly, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Anglo-Canadian Minerals, Corp. (incorporated in Nevada, U.S.A.) and Anglo-Canadian Gold (incorporated in British Columbia). All intercompany accounts and transactions were eliminated upon consolidation.

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

Financial Instruments and Comprehensive Income - Sections 3855, 3861 & 1530

Effective August 1, 2007, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) pertaining to financial instruments, which establish standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These recommendations require that fair value be used to measure financial assets that are held-for-trading or available-for-sale, financial liabilities that are held for trading and all derivative financial instruments. Other financial assets, such as loans and receivables and investments that are held to maturity and other financial liabilities are measured at their carrying values.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

2. Basis of presentation and Significant Accounting Policies, continued

Financial Instruments and Comprehensive Income, continued

The Company’s financial instruments consist of cash, cash equivalents and restricted cash, receivables, deposits, income taxes recoverable, accounts payable, due to related parties and accrued liabilities.

Held-for-trading financial instruments include cash, cash equivalents and restricted cash and deposits, which are initially and subsequently recorded at fair value. Unrealized gains and losses related to revaluations are recorded in net income for the period.

Receivables and income tax recoverable are initially measured at fair value and subsequently measured at amortized cost. Gains and losses resulting from revaluations, impairment write-downs and foreign exchange translation adjustments are recognized in net income in the period.

Other financial liabilities include accounts payable and accrued liabilities which are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. Gains and losses resulting from revaluations and foreign exchange translations adjustments are recognized in net income in the period.

Effective August 1, 2007, the Company prospectively adopted CICA recommendations regarding the reporting and disclosure of comprehensive income, Section 1530. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and includes earnings of the Company, the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses on changes in fair values of available-for-sale assets. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

The Company does not currently have any available-for-sale financial assets and thus, there are no unrealized gains or losses in other comprehensive income.

Effective August 1, 2007, the Company prospectively adopted CICA recommendations regarding the presentation of equity and changes in equity. These recommendations require separate presentation of the components of equity, including retained earnings (deficit), accumulated other comprehensive income, contributed surplus, share capital and reserves and the changes therein.

Accounting Changes – Section 1506

Section 1506 establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. Changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. Material prior period errors should be retrospectively corrected by restating the comparative amounts in the prior period financial statements. This Section became effective for fiscal years beginning after January 1, 2007, and thus the Company adopted this standard on August 1, 2007.

Income Taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax base of the assets and liabilities, and are measured using the tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

2. Basis of presentation and Significant Accounting Policies, continued

Flow-Through Shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. The recording of these expenditures for accounting purposes gives rise to temporary accounting/tax base differences. When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes in the statement of operations.

3. Recent Accounting Pronouncements

Goodwill and Intangible Assets – Section 3064

CICA Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The standard is effective for interim and annual fiscal periods beginning after October 2009. The Company intends to adopt this standard August 1, 2008 and does not expect that this will have a significant effect on the financial statements.

Going Concern – Section 1400

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern.  In assessing whether the going concern assumption is appropriate, management should take into account all available information about the future, which is at least twelve months from the balance sheet date. When management is aware of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties are required to be disclosed.

This new standard is effective for interim and annual financial statements beginning after January 1, 2008, and since early adoption was encouraged, the Company adopted this standard prospectively effective February 1, 2008 and additional information is disclosed in Note 1.

Capital Disclosures – Section 1535

CICA Section 1535 requires additional disclosures about the Company’s capital and how it is managed, including information regarding the Company’s objectives, policies and processes for managing capital. This new standard is effective for interim and annual financial statements beginning after October 2007, and since early adoption was encouraged, the Company adopted this standard prospectively effective February 1, 2008.

The Company’s objectives when managing capital are to ensure that there are adequate resources to sustain operations and to continue as a going concern; to maintain adequate levels of funding to support acquisition and exploration of mineral projects; to maintain investor and market confidence; and to provide returns to shareholders. Funds are primarily secured through equity capital raised by way of private placements.

The Company considers the items included in the consolidated statement of shareholders’ equity to be capital and it manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company is not subject to any externally imposed capital requirements.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

3. Recent Accounting Pronouncements, continued

Financial Instruments – Sections 3862 & 3863

Section 3862, Financial Instruments, and Section 3863, Disclosures and Presentation, replace Section 3861, discussed above, and set out additional financial instruments disclosure requirements while carrying forward unchanged the presentation requirements. These new sections require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks.  This new standard is effective for interim and annual financial statements beginning after October 2007, and since early adoption was encouraged, the Company prospectively adopted this standard effective February 1, 2008. The new disclosures are provided in Note 15.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 will be the changeover date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The transition date is for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. This transition date will require the restatement for comparative purposes of amounts reported by the Company for the fiscal year ended July 31, 2010. The financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.  Cash Restricted for Flow-through Expenditures

In April 2007, the TSX.V approved the Company’s flow-through private placement financing to issue         310,000 common shares at $0.60 per share for gross proceeds of $186,000 (Note 9 c). Flow-through shares are shares for which the tax attributes are renounced to the investors and proceeds from the offering are required to be spent on eligible Canadian exploration (“CEE”). The balance remaining to be spent on CEE was $60,053, as at April 30, 2008. Restricted cash is maintained in a separate bank account on which charges relating specifically to CEE qualifying expenditures are drawn.

The future income tax liability associated with the April 2007 financing is estimated to be $64,000 based on a tax rate of 34.21%, and it was recognized when the Company filed the renouncement documents with the tax authorities in February 2007, consistent with EIC-146 CICA recommendations. Since it is considered more likely than not that the Company will recover the value associated with previously unrecognized tax pools, a future income tax recovery of $64,000 was recognized this quarter and share capital was reduced accordingly (Note 9 b).

5.  Property and Equipment

Property and equipment is carried at cost less accumulated amortization. Details are as follows:

	April 30, 2008			July 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
Property and Equipment	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Vehicle	5,200	1,774	3,426	5,200	780	4,420
Furniture and fixtures	29,530	26,248	3,282	29,530	25,668	3,862
Computers and other	14,344	10,358	3,985	14,344	9,184	5,160

Total	$49,074	$38,379	$10,693	$49,074	$35,632	$13,442

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

6. Mineral Properties

A summary of total expenditures on mineral properties for the nine months ended April 30, 2008 and the year ended July 31, 2007 is as follows:

		year		YTD
	31-Jul-06	31-Jul-07	31-Jul-07	30-Apr-08	30-Apr-08
	balance	net additions	balance	net additions	balance
	$	$	$	$	$

Canadian properties	771,564	1,512,440	2,284,004	368,315	2,652,319
USA properties	371,065	1,549,610	1,920,675	454,497	2,375,172
other	2	-	2	-	2

Total	$ 1,142,631	$3,062,050	$4,204,681	$822,812	$5,027,493

Canadian Mineral Properties

Princeton, British Columbia

Effective September 20, 2006, the TSX.V approved three purchase agreements to acquire a 100% interest in 29 claims located in the Similkameen Mining Division in British Columbia, referred to as the Princeton property. The claims are subject to a 2% Net Smelter Return royalty (“NSR”) which the Company has the right to purchase by paying $900,000 for each 1% NSR.

In consideration, the Company paid $15,000 and in September 2006, issued 150,000 common shares at $0.81 per share ($121,500). To earn its interest, the Company was required to pay an additional $15,000 on the second anniversary and to issue another 150,000 shares to the optionors.  However, the Company decided to drop certain claims held by one of the three optionors. Thus, in August 2007, the Company paid $10,000 to the remaining two optionors and issued 150,000 common shares at $0.37 per share ($55,500).

Stirrup, British Columbia

On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia. Initially, the Company paid $10,000 and issued 100,000 common shares at $0.20 per share to the optionors and on each of the next two anniversary dates, the Company paid $10,000 and issued 100,000 shares. As stipulated in the option agreement, the Company completed an exploration program on the property in the first year in excess of $100,000. The Company has now earned its 85% interest.

When and if the Company receives a positive feasibility study recommending placing the mineral claims into commercial production, the Company is obligated to issue 300,000 common shares to the optionors. To maintain its interest, the Company will also be required to pay a 2% NSR, but has the option of purchasing 1% back for $500,000. The Company may, within one year of commercial production, purchase the optionors 15% interest with a payment of $3,000,000 for each 5% interest so acquired.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

6. Mineral Properties, continued

Skoonka Creek, British Columbia

Pursuant to an agreement made February 7, 2006, (“the Original Agreement”) the Company acquired an option to earn a 100% interest in 96 claims covering 1,942 hectares in the Skoonka Creek area of British Columbia. These are known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims.

The Original Agreement required staged payments in cash and common shares to be issued over a period of three years from TSX.V approval, which approval was received on February 20, 2006. The Company paid an initial $20,000 and issued 100,000 common shares at $0.63 per share ($63,000). This agreement was amended March 2, 2006 to include seven more claims adjoining the existing claims at Skoonka Creek near Lytton, BC. The claims were acquired for an additional $15,000 in cash (paid) and 100,000 treasury shares issued at $0.38 per share ($38,000), and became part of the option agreement.

The Original Agreement called for a payment of $20,000 and the issuance of 100,000 common shares on the first anniversary date, being February 20, 2007. However, the Original Agreement was amended on April 18, 2007 such that the Company was obligated to pay $10,000 (paid) to the optionors and issue 50,000 common shares. The shares were issued in April 2007 at a price of $0.69 per share ($34,500).

To earn its interest in the property, the Company was required to pay an additional $20,000 and issue 100,000 common shares by the second anniversary date. However, the Company decided to abandon this property and all costs were written off effective January 31, 2008 ($402,104). Additional costs incurred in this quarter ($113,215) were also written off.

Zeus, British Columbia

On December 22, 2005, the Company received TSX.V approval for an agreement to acquire a 100% interest in the Zeus and Zeus #1 claims located in Lillooet, BC. The Company paid $15,000 and issued 350,000 common shares at a price of $0.28 ($98,000). The claims are subject to a 2% NSR which may be bought for $500,000 per 1% NSR.

Lucky Boy, British Columbia

On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south central British Columbia. The property is subject to a 2% NSR which may be purchased for $1,000,000 per percentage point. The 5% interest held by the optionors may be purchased for $1,000,000.

Upon execution of the agreement, the Company paid $10,000 and issued 100,000 common shares at $0.14 per share ($14,000).

To maintain its interest, the Company was required to meet exploration expenditure commitments, which it has met, as follows:

•

Cumulative exploration on the claims in the amount of $80,000 by March 17, 2006 (completed);

•

Cumulative exploration totalling $120,000 on or before March 17, 2008 (completed).

In 2007, the Company dropped the mineral claims but retained its interest in the Crown grants.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

6. Mineral Properties, continued

Big Mac, Quebec

On February 22, 2006, the Company received TSX.V acceptance for filing a purchase agreement whereby the Company acquired a 100% interest in 40 claims known as the Big Mac property located in the Otish basin area in the east-central region of Quebec. In consideration, the Company paid $7,500 upon closing and issued 200,000 common shares at a price of $0.425 ($85,000).

Charles, Quebec

The Charles Property consists of 40 claims covering approximately 2,000 hectares in the Otish Mountains basin in Quebec.  The Company acquired its 100% interest in the property through staking.

USA Mineral Properties

Holley Claims, New Mexico

Pursuant to an agreement made December 5, 2006, the Company acquired a 100% interest in 134 mineral claims located in La Jara Mesa in Cibola County, New Mexico. These claims, referred to as the Holley claims, cover approximately 7,900 hectares (3,200 acres) near the San Mateo Mountains.

The Company paid an initial US $26,000 and after receiving TSX.V approval, on December 7, 2006, issued 200,000 common shares at $1.00 per share ($200,000).

The claims are subject to a 2% NSR which the Company has the right to purchase in 1% increments at US $300,000 for each such increment. Seven of the mineral claims were forfeited and 26 claims are secondary to a third party, such that the Company now has an interest in 108 mineral claims.

O8, New Mexico

In August 2006, the Company received TSX.V approval of the purchase of a 100% interest in 95 uranium mineral claims situated in McKinley County New Mexico, referred to as the O8 property. In consideration, the Company paid an initial US $26,000 and issued 200,000 common shares at a price of $0.76 per share ($152,000) in August 2006.

The claims are subject to a 2% NSR and the Company has the right, at any time, to purchase the NSR by paying $300,000 for each 1% interest.

Joseph, Colorado

In August 2006, the TSX.V accepted for filling an option agreement, dated March 27, 2006 made with Fred Holley and Marty Holley (the “Holleys”) as optionors, wherein the Company agreed to acquire a 100% interest in 106 claims in the Bull canyon region of Colorado, referred to as the Joseph property. The property is subject to a 2% NSR.

The Company paid an initial US $65,000 and issued 300,000 common shares at a price of $0.55 ($165,000) on August 6, 2006 to the optionors. In February 2007, an additional payment of US $50,000 was made to the Holleys and 100,000 shares were issued at a price of $0.47 ($47,000).

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

6. Mineral Properties, continued

Spider Rock, Colorado

The Spider Rock property has four uranium and vanadium mineral claims located in Dolores County and San Miguel County, Colorado. In an assignment agreement (“Assignment Agreement”) dated March 31, 2006 between the Company and Emerald Isle Investments, Ltd. (“Emerald Isle”), the Company agreed to assume Emerald Isle's rights and obligations under an option agreement, (the “Underlying Agreement”), between Emerald Isle as optionee and H&H Stone Company, Inc. and the Holleys as optionors.

Pursuant to the Underlying Agreement, dated February 9, 2006, Emerald Isle agreed to acquire a 100% interest in the Spider Rock claims by paying US $25,000 and issuing 50,000 common shares in each of two years. The Underlying Agreement also granted a right of first refusal to the optionors to acquire an interest in the Joseph property, which consists of 106 mineral claims in Colorado, at a price and terms to be mutually agreed upon.

Pursuant to the Assignment Agreement, the Company paid US $25,000 to Emerald Isle and issued 200,000 common shares at $0.49 per share ($98,000) in April 2006. A further 200,000 common shares were required to be issued on the first anniversary of the TSX.V acceptance date. However, effective October 31, 2006, the Assignment Agreement was amended such that the no further shares were required to be issued to Emerald Isle.

The Holleys, as optionors in the Underlying Agreement, consented to the assignment of the option to the Company in consideration for 50,000 common shares, which were issued in April 2006 at $0.49 per share ($24,500).

In an agreement dated October 17, 2006, the Holleys consented to the amendment of the Assignment Agreement and agreed to lower the number of shares required to be issued to them pursuant to the Underlying Agreement from 50,000 to 40,000. The Company paid US $17,500 and on October 24, 2006, issued 40,000 common shares at $0.64 per share ($25,600) to the optionors.

The Company has earned a 100% interest in the Spider Rock claims and has no further obligations to Emerald Isle or the Holleys.

Eula Belle, Colorado

Effective October 3, 2006, the Company entered into an option agreement to acquire an undivided 100% interest in 53 uranium and vanadium mineral claims in Montrose County, Colorado, known as the Eula Belle project. The optionors, including the Holleys, are entitled to a 2% NSR which the Company may purchase in 1% increments at US $250,000 for each such increment.

The Company paid an initial US $20,000 and issued 100,000 common shares at $0.65 per share ($65,000) after receiving TSX.V approval October 20, 2006. In October 2007, the Company paid a further US $20,000 and issued 100,000 common shares at $0.33 per share ($33,000).

Gunslinger, Colorado

In an agreement made December 7, 2006, the Company acquired 43 uranium/vanadium claims located on Outlaw Mesa in Mesa County, Colorado. In consideration, the Company paid an initial US $20,000 and after receiving TSX.V approval, issued 60,000 common shares at $0.87 ($52,200) on December 19, 2006.

The claims are subject to a 2% NSR royalty which the Company has the right to purchase in 1% increments at US $300,000 for each such increment.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

6. Mineral Properties, continued

King, Colorado

Pursuant to an option agreement made October 4, 2006, the Company agreed to acquire 250 claims which were to be staked by the optionors, the Holleys. The King project is contiguous to Eula Belle in Montrose, Colorado.

The Company paid an initial US $20,000 and issued 100,000 common shares at $0.65 per share ($65,000) after receiving TSX.V approval October 20, 2006. On the anniversary date, the Company paid a further US $20,000 and issued 100,000 common shares at $0.33 per share ($33,000) on October 11, 2007.

The optionors are entitled to a 2% NSR which the Company may purchase in 1% increments at US $250,000 for each such increment.

Wild Steer, Colorado

Pursuant to an option agreement made September 22, 2006, the Company agreed to acquire a 100% interest in 31 uranium claims located in Wild Steer Canyon, Paradox Mining District, Montrose County, Colorado. The Company’s interest in the claims shall, upon commencement of commercial production, be subject to a NSR in the amount of 2% which the Company has the right to purchase in 1% increments at US $200,000 for each such increment.

The Company paid an initial US $20,000 and after receiving TSX.V approval, issued 100,000 common shares at $0.59 per share ($59,000) on November 1, 2006.

In September 2007, the Company paid a further US $20,000 to the optionors and issued 100,000 common shares at $0.31 per share ($31,000).

To earn its interest, the Company is required to pay US $40,000 on the second anniversary (September 2008) and may elect to either pay US $200,000 or issue 200,000 common shares at that time.

Tomcat, Colorado

Effective November 10, 2006, (the “Approval Date”), the TSX.V accepted for filing an option agreement between the Company and optionors of 81 mineral claims known as the Tomcat claims, located in San Miguel County, Colorado.

To acquire a 100% interest in the Tomcat claims, the Company is required to make staged payments totalling US $60,000 and issue 300,000 common shares over a two year period as follows:

•

within five days of the Approval Date - US $15,000 (paid) and 60,000 common shares (issued at $0.84 per share or $50,400 in total on November 14, 2006);

•

within one year from the Approval Date - US $15,000 (paid) and 100,000 common shares (issued at $0.32 per share on November 6, 2007);

•

within two years of the Approval Date - US $30,000 and at the election of the Company either US $140,000 or 140,000 common shares.

The option is subject to a 2% NSR which the Company has the right to purchase in 1% increments at US $200,000 for each such increment.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

6. Mineral Properties, continued

Gunfighter & Lonestar, Colorado

Pursuant to a lease agreement, the Company acquired 110 uranium claims located in Mesa County, Colorado. The property is subject to a 5% gross royalty. In consideration, the Company paid US $55,000 in April 2007.

To maintain its interest, the Company is required to meet exploration expenditure commitments of US $25,000 for the first three years from the date of lease and to pay US $20,000 advance royalties starting in the fifth year of the agreement. The Company met the expenditure commitment this quarter.

The Company’s development partner has agreed to put half of the monies generated through production royalties into exploration of the property for up to ten years.

Locuist, Utah

On November 22, 2005, the Company received TSX.V approval of an option agreement (the “Option Agreement”) to acquire a 100% interest in 39 uranium, vanadium mineral claims on the East Canyon Wash property, referred to as the Locuist claims, which are located in San Juan County, Utah.  The   Option Agreement was made November 5, 2005 between the Company and Emerald Isle Investments, Ltd. (“Emerald Isle”), as optionor.

The Company paid US $35,000 and issued a total of 600,000 common shares at a price of $0.30 per share ($180,000) in November 2005.

Emerald Isle had acquired the Locuist claims pursuant to an option agreement made October 12, 2005, as amended September 26, 2006, which agreement allowed for the option of said claims to the Company.

Effective October 5, 2006, the Option Agreement was amended to reflect the actual number of claims as 20 and to eliminate the need for the Company to meet an exploration work commitment as defined.

The Company has earned an undivided 100% interest in the Locuist claims, subject to a 2% NSR which the Company may purchase in 1% increments at US $100,000 for each such increment.

Dragon, Utah

Pursuant to an agreement made July 18, 2006 as amended December 11, 2006, the Company acquired a 100% interest in 30 mineral claims (the Dragon Property) located in the Newton Mining District, County of Beaver, south-western Utah. This staking agreement includes a one mile area of interest surrounding the claims.

In consideration, the Company paid US $10,300 on December 19, 2006 and after receiving TSX.V approval, issued 26,000 common shares at $0.52 per share ($13,520) on June 22, 2007.

The option is subject to a 2% NSR which the Company has the right to purchase in 1% increments at US $300,000 for each such increment.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

7. Deposits

The Company has posted security deposits with the BC Government to cover potential future reclamation costs. A security deposit in the amount of $2,500 is held for the Stirrup property and $1,000 for another BC property. These deposits earn interest at a nominal rate.

In 2007, the Company paid US $60,000 for a security deposit against future reclamation requirements on its Colorado properties. This deposit earns interest at 3% per annum.

Deposits are financial instruments which are recorded at fair value. The US $60,000 bond is revalued at the quarter end exchange rate and any unrealized foreign exchange gains and losses are recorded in net income (loss) accordingly.

8. Related Party Transactions and Balances

All transactions with related parties occurred in the normal course of business and were measured at the exchange amount, which was the fair value as agreed between management and the related parties. The balances disclosed in the financial statements were unsecured, receivable or payable upon demand and arose from the provision of services, expense reimbursements or advances. All material transactions and balances with related parties are described below.

The Company owed $10,514 to an officer and director as at July 31, 2007, all of which was repaid in the first quarter. In the nine months ended April 30, 2007, an officer and director was repaid $98,000.

As at April 30, 2008 an officer and director was owed $1,862.

For the nine months ended April 30, 2008 and the comparable period in 2007, the following is a summary of related party transactions not disclosed elsewhere in these financial statements:

•

Consulting fees and expenses paid to a Director were allocated to deferred Mineral Property costs based on time spent in the field directly on exploration activities. The amount capitalized in the current period was $ 66,434 (2007 - $43,837);

•

Consulting fees of $36,000 (2007 - $9,197) were paid to an officer pursuant to the terms of a consulting agreement;

•

Management fees includes $130,000 (2007 - $87,000) charged by an officer and director;

•

No options or warrants were exercised by officers and directors (2007- 557,500 options for proceeds of $72,100 and 30,000 warrants for proceeds of $4,500);

•

In the nine months ended April 30, 2007, a director participated in a private placement and was issued 10,000 units for proceeds of $4,500. There were no private placements in the current period.

9. Share Capital

a)

Authorized

The Company has an unlimited number of common shares without par value authorized for issuance.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

9. Share Capital, continued

b)

Issued and Outstanding

	Number	Total	Contributed
	of shares	Value	Surplus
	#	$	$
Balance, July 31, 2006	23,245,347	$ 9,272,283	$ 297,506
Issued for cash:
Private placements	9,716,998	4,876,199	-
Exercise of share purchase warrants	3,715,529	1,302,608	-
Exercise of stock options	838,500	125,025	-
Subtotal, shares issued for cash	14,271,027	6,303,832	-
Shares issued for mineral properties	1,486,000	1,075,720	-
Shares returned to treasury	(17,500)	(7,000)	-
Tax benefits renounced to flow-through share subscribers	-	(505,000)	-
Fair value of shares, upon exercise of options	-	91,036	(91,036)
Fair value of options vested: stock based compensation	-	-	780,672
subtotal, before share issue costs	15,739,527	6,958,588	689,636
Share issue cash costs (agents' fees)	-	(458,992)	-
Transactions in the year	15,739,527	6,499,596	689,636
Balance, July 31, 2007	38,984,874	$ 15,771,879	$ 987,142

Shares issued for mineral properties	550,000	184,500	-
Fair value of options vested: stock based compensation	-	-	334,209
Tax benefits renounced to flow-through share subscribers	-	(64,000)	-

Balance, April 30, 2008	39,534,874	$ 15,892,379	$ 1,321,351

c)

Private Placements

There were no private placements in the nine months ended April 30, 2008.

Fiscal year-ended July 31, 2007

In August 2006, the Company completed a brokered private placement of 4,999,998 units at $0.45 per unit for gross proceeds of $2,249,999. Of these units, 2,999,998 were flow-through (“FT”) and the gross proceeds received were $1,349,999 and 2,000,000 were non-flow through (“NFT”) units for which the gross proceeds received were $900,000.

Each FT unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at a price of $0.55 until expiry on August 29, 2008.

Each NFT unit consisted of one common share and one share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at a price of $0.55 until expiry on September 13, 2008.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

9. Share Capital, continued

c)

Private Placements, continued

Commissions to the agents (based on 8% of the value of the units subscribed by clients) of $202,500 were paid, which amount was recorded as share issue cash costs resulting in net proceeds of $2,047,499. In addition, warrants to exercise 400,000 shares at $0.55 per share for a two-year period were granted to the agents involved. The warrants granted to the agents represented 10% of the units subscribed by their clients.

In September – October 2006, the Company completed a brokered private placement for 1,700,000 units at $0.48 per unit, realizing gross proceeds of $816,000 in two tranches as follows:

•

In September 2006, Tranche 1, the Company issued 800,000 units for proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $30,720 was paid in cash to the agents based on 8% of the value of units subscribed by clients, and 80,000 compensation share purchase warrants were issued.  Each whole agents’ warrant is exercisable at $0.60 for a two-year period.

•

In October 2006, Tranche 2, the Company issued 900,000 units for proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant.  Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $17,268 was paid in cash to the agents based on 8% of the value of units subscribed by clients.

In April 2007, the Company completed a brokered private placement for 3,017,000 units at $0.60 for proceeds of $1,810,200. This was completed in two tranches. A total of 992,000 units were issued twice in error: subsequently, the duplicated shares were cancelled.

Of the 3,017,000 units, 2,707,000 were NFT units consisting of one common share and one full warrant with an exercise price of $0.75 for a period of two years and 310,000 were FT units consisting of one common share and one half warrant with an exercise price of $0.75 for a period of two years.

The agents were paid cash commissions of $72,096 based on 8% of the value of the units subscribed by clients.  In addition, warrants to exercise 150,200 shares at $0.75 per share for a two-year period were granted to the agents involved. The warrants granted to the agents represented 10% of the units subscribed by their clients. The Agents’ compensation options and warrants were not valued using the Black-Scholes option pricing model.

A total of $1,660,704 of the fiscal 2007 private placements was by way of flow-through common share issuances.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

9. Share Capital, continued

d)

Shares issued for Mineral Properties

Details of the shares issued pursuant to the terms of mineral property agreements discussed in Note 6, were as follows:

	per	Number	Total
Shares issued for mineral properties	share	of shares	Value
	$	#	$
Year ended July 31, 2007:
Joseph property, Colorado, Aug. 3, 2006	0.55	300,000	165,000
O8 property, New Mexico, Aug. 4, 2006	0.76	200,000	152,000
Princeton property, BC, Sept. 25, 2006	0.81	50,000	40,500
Princeton property, BC, Sept. 25, 2006	0.81	100,000	81,000
Eula Belle, Colorado, Oct. 20, 2006	0.65	100,000	65,000
King, Colorado, Oct. 20, 2006	0.65	100,000	65,000
Spider Rock, Colorado, Oct. 24, 2006	0.64	40,000	25,600
Wild Steer, Colorado, Nov. 1, 2006	0.84	100,000	84,000
Tomcat, Colorado, Nov. 14, 2006	0.84	60,000	50,400
Holley, New Mexico, Dec. 8, 2006	1.00	200,000	200,000
Gunslinger, Colorado, Dec.19, 2006	0.87	60,000	52,200
Joseph property, Colorado, Feb. 8, 2007	0.47	100,000	47,000
Skoonka Creek, Apr. 20, 2007	0.69	50,000	34,500
Dragon, Utah, Jun. 22, 2007	0.52	26,000	13,520

Fiscal 2007	$ 0.724	1,486,000	$ 1,075,720
Nine months ended April 30, 2008
Princeton property, BC, Aug. 3, 2007	0.37	150,000	55,500
Wild Steer, Colorado, Sept. 17, 2007	0.31	100,000	31,000
Eula Belle/King Colorado, Oct.11, 2007	0.33	100,000	33,000
King, Colorado , Oct 11, 2007	0.33	100,000	33,000
Tomcat, Colorado, Nov. 6, 2007	0.32	100,000	32,000
Nine months ended April 30, 2008	$ 0.335	550,000	$184,500

e)

Stock Options

As at January 31, 2008 and July 31, 2007, the Company had one stock-based compensation plan (the “Plan"), allowing for the reservation of common shares issuable under the Plan to a maximum 20% of the number of issued and outstanding common shares of the Company.   The vesting of each option grant is determined by the Board of Directors, consistent with TSX.V rules. Vesting of the options has been 25% upon TSX.V approval and 12.5% every quarter thereafter.

When an employee is terminated or resigns, the date of expiry of the options held is generally revised to expire ninety days after the final day of employment. Similarly, options granted to a consultant expire ninety days after the contract ends and final services have been rendered.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

9. Share Capital, continued

e)

Stock Options, continued

The Company is currently authorized to issue 3,900,237 stock options.  Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

•

To any one optionee, 5%;

•

To any insiders group, 20%;

•

To any consultant, an aggregate of 2%; and

•

To any eligible person who undertakes investor relations activities, 2%.

The following is a summary of stock options transactions and the balances for the period ending April 30, 2008 and July 31, 2007:

Expiry	Exercise	Balance			Cancelled	Balance		Cancelled	Balance
Date	Price	31-Jul-06	Granted	Exercised	or Expired	31-Jul-07	Granted	or Expired	30-Apr-08
	$	#	#	#	#	#	#	#	#

Sept. 23, 2008	0.10	66,000		(66,000)	-	-		-	-
Mar. 2, 2009	0.24	60,000		-	(60,000)	-		-	-
Feb. 16, 2010	0.13	647,500		(642,500)	-	5,000		(5,000)	-
Mar. 15, 2010	0.16	50,000		(25,000)	-	25,000		-	25,000
Jul.12, 2010	0.12	237,500		(37,500)	-	200,000		(200,000)	-
Nov. 1, 2010	0.37	350,000		-	-	350,000		(100,000)	250,000
Feb. 23, 2011	0.40	435,000		(37,500)		397,500		-	397,500
Mar. 23, 2011	0.58	200,000		-	(100,000)	100,000		-	100,000
Apr. 12, 2011	0.61	160,000		-	-	160,000		-	160,000
Aug. 2, 2011	0.38	-	300,000	(30,000)	-	270,000		-	270,000
Aug. 8, 2011	0.60	-	150,000	-	-	150,000		(150,000)	-
Aug. 22, 2011	0.24	-	325,000	-	-	325,000		-	325,000
Oct. 26, 2011	0.62	-	130,000	-	(130,000)	-		-	-
Dec. 20, 2011	0.24	-	600,000	-	-	600,000		-	600,000
Feb. 12, 2012	0.51	-	400,000	-	(130,000)	270,000		-	270,000
Mar. 1, 2012	0.50	-	200,000	-	-	200,000		(200,000)	-
Jun. 20, 2012	0.54	-	580,000	-	-	580,000		-	580,000
Sept. 24, 2012	0.28	-	-	-	-	-	190,000	-	190,000

Totals		2,206,000	2,685,000	(838,500)	(420,000)	3,632,500	190,000	(655,000)	3,167,500
Weighted average exercise prices $0.11			$0.42	$0.15	$0.47	$ 0.38	$0.28	$0.38	$0.39
Weighted average years to expiry – options outstanding April 30, 2008									3.46

For the period ended April 30, 2008, the Company applied the fair value method of accounting for its stock options granted and vested, and accordingly, stock-based compensation expense of $334,209 was recognized (nine months ended April 30, 2007 - $548,241).

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

9. Share Capital, continued

e)

Share Purchase Warrants

The following is a summary of share purchase warrants transactions and the balances for the period ending April 30, 2008 and July 31, 2007:

Expiry	Exercise	Balance				Cancelled	Balance	Cancelled	Balance
Date	Price	31-Jul-06	Granted	Duplicates	Exercised	or Expired	31-Jul-07	or Expired	30-Apr-08
	$	#	#	#	#	#	#	#	#

5-Jan-07	0.30	243,333			(243,333)	-	-	-	-
7-Apr-07	0.25	100,000			(100,000)	-	-	-	-
6-Sep-06	0.15	1,007,500			(857,500)	(150,000)	-	-	-
30-Dec-07	0.50	1,375,999			(1,196,000)	-	179,999	(179,999)	-
30-Dec-07	0.50	200,000			(200,000)	-	-	-	-
15-Feb-08	0.40	1,500,000			(479,000)	-	1,021,000	(1,021,000)	-
15-Feb-08	0.50	35,000				-	35,000	(35,000)	-
29-Aug-08	0.55		499,499		-	-	499,499	-	499,499
29-Aug-08	0.55		50,000		-	-	50,000	-	50,000
12-Sep-08	0.60		700,000		(82,500)	-	617,500	-	617,500
13-Sep-08	0.55		3,000,000		(341,610)	-	2,658,390	-	2,658,390
13-Sep-08	0.55		400,000		(108,088)	-	291,912	-	291,912
12-Sep-08	0.60		80,000		(17,500)	-	62,500	-	62,500
3-Oct-08	0.60		870,100		-	-	870,100	-	870,100
5-Apr-09	0.75	tranche 1	1,447,000	(340,000)	-	-	1,107,000	-	1,107,000
5-Apr-09	0.75		150,200	-	-	-	150,200	-	150,200
25-Apr-09	0.75	tranche 2	2,407,000	(652,000)	-	-	1,755,000	-	1,755,000
25-Apr-09	0.75		163,000	-	-	-	163,000	-	163,000

		4,461,832	9,766,799	(992,000)	(3,625,531)	(150,000)	9,461,100	(1,235,999)	8,225,101

Weighted average exercise prices
		$ 0.37	$ 0.64	$0.75	$ 0.39	$0.15	$0.61	$ 0.42	$ 0.64

Certain of the numbers in the table above for the fiscal 2007 year have been modified from the presentation and disclosure in the audited financial statements for July 31, 2007 to reflect the issuance of duplicate shares, which shares were subsequently cancelled. This affected the tabulation of warrants outstanding. In addition, the table in the notes to the audited financial statements for July 31, 2007 omitted certain agents’ warrants which have been included in the table above.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

9. Share Capital, continued

g)

Fair Value Determination

The fair value method of valuing stock options and warrants requires that the amount calculated using the Black-Scholes (“BS”) option-pricing model be expensed over the applicable vesting periods. It is the estimated value of the premium associated with the call option and it is measured at the grant date. The option-pricing model requires the input of highly subjective assumptions and is particularly sensitive to the expected share price volatility. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options. The value assigned to stock options for the nine months ended April 30, 2008 and the year ended July 31, 2007 and the assumptions used are presented below.

	Options
	Nine Months ended	Year ended
Weighted Average Fair Value Assumptions	April 30,	July 31,
	2008	2007
Expected share price volatility	108.50%	108.66%
Expected option life in years	5	5
Risk-free interest rate	108.50%	4.14%
Expected dividend yield	0%	0%

Value assigned to Options
Weighted average value per option	$0.3056	$0.462
Fair value as calculated, on total granted	$58,068	$1,322,383
Fair value of options vested in period	$334,209	$780,672

10.  Future Income Tax Liability

The Company is required to recognize a future income tax liability (“FIT”) whenever recovery or settlement of an asset or liability would result in future income tax outflows. These differences were created mainly as a result of the renunciation of the tax deductions associated with flow-through shares.

The Company renounced $1,474,443 in February 2007 from the issuance of flow-through shares in August and September 2006, and recorded a FIT and reduced share capital by $505,000 for the future income tax benefits foregone, accordingly. The Company renounced $186,000 in February 2008 from the issuance of flow-through shares in April 2007, and recorded a FIT and reduced share capital by $64,000 for the future income tax benefits foregone, accordingly (Note 9). The total future income tax recovery was $505,000 for fiscal 2007 and $64,000 in the nine months ended April 30, 2008 because it is considered more likely than not that the Company will recover the value associated with previously unrecognized tax pools.

11. Income Tax Losses

The Company has Canadian non-capital losses as well as United States operating losses that may be carried forward to apply against future income. The Company is reviewing its tax position and the amount of losses available for carry forward, which amount is not yet determinable.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

12. Supplemental Cash Flow Information

	Nine months ended	Year ended
	April 30, 2008	July 31, 2007
Supplemental cash flow information	$	$

Interest received	55,685	83,557
Interest paid	-	-
Tax benefits renounced to flow-through share subscribers	64,000	505,000

Non-cash operating, investing and financing activities:
Issued shares pursuant to mineral property option agreements	184,500	1,075,720
Fair value of stock options exercised	-	91,036
Accounts payable for mineral property costs, end balance	91,786	229,464

13. Segmented Disclosure

The Company has one operating segment, mineral exploration, and as at April 30, 2008, its assets were located in Canada and the USA as follows:

	April 30, 2008			July 31, 2007
	Canada	USA	total	Canada	USA	total
	$	$	$	$	$	$

Current assets	2,308,106	58,661	2,366,767	4,156,280	30,598.68	4,186,879
Mineral properties	2,652,319	2,375,172	5,027,492	2,284,005	1,920,675	4,204,681
Other assets	14,193	60,570	74,763	15,942	-	15,942
Total assets	$4,974,619	$2,494,403	$7,469,023	$6,456,227	$ 1,951,274	$8,407,502

Country as % of total	66.6%	33.4%	100%	76.8%	23.2%	100%

14.  Contingencies and Commitments

The Company is committed to the terms of an office lease agreement which expires December 31, 2008.  The monthly rent, including operating costs, is approximately $5,400 so the Company has an obligation to pay approximately $43,200 under the terms of the current lease.

15. Financial Risk Exposure and Risk Management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the daily operations allows for the identification of risks and variances form expectations. The Company does not use financial instruments to mitigate these risks and has no designated hedging transactions. The Board’s main objectives for managing risks are to ensure liquidity and the continuation of the Company’s exploration programs. The Board monitors the risk management processes. There were no changes to the objectives or the process from the prior period.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

15. Financial Risk Exposure and Risk Management, continued

The type of risk exposure and the way in which exposures are managed are as follows:

a)

Concentration risk

Concentrate risks exist in cash and cash equivalents because all funds are maintained with one financial institution; however, this risk is minimal because the financial institution is a prime Canadian bank.

Several of the Company’s option agreements for properties in the USA are with one optionor, the Holleys. This risk is mitigated because each of the properties is subject to a separate option agreement and the agreements are not interdependent.

b)

Credit risk

Credit risk arises from the Company’s cash and cash equivalents, receivables and reclamation deposits. The risk exposure is limited to their carrying amounts at the balance sheet date. The Company does not invest in asset-backed deposits or investments. Receivables consist primarily of Goods and Services Taxes recoverable from the Canadian federal government and deposits are held with state or provincial authorities so these risks are minimal.

c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

One of management’s primary goals is to ensure that there is sufficient capital to meet short term business requirements. The ability to remain a going concern is highly dependant upon management’s ability to secure additional financing through private placements.

Option agreements typically require staged payments or expenditure commitments in order to maintain the property in good standing and to earn an interest in the project. Management has mitigated this liquidity risk to some extent by stipulating in certain option agreements that payments may be made in cash or common shares at the Company’s election.

d)

Market risk

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

The operating results and financial position of the Company are reported in Canadian dollars, yet a significant portion of the assets are located in the USA and acquisition and exploration expenditures on these properties are made in US dollars (see segmented information, Note 13). Thus, the Company’s operations are subject to currency transaction and translation risk. The Company has not entered into any arrangements to hedge currency risks at this time.

The Company’s policy is to maintain its cash in an interest bearing account with a prime Canadian bank. The interest earned is based on a floating rate, which is nominal, but this policy provides liquidity and security with a modest return to shareholders. Fluctuations in interest rates impact the value of cash, but this is not a significant risk exposure.

Anglo-Canadian Uranium Corp.

Notes to the Unaudited Interim Consolidated Financial Statements

For the quarter ended April 30, 2008 - Q3

(Unaudited – Prepared by Management)

15. Financial Risk Exposure and Risk Management, continued

e)

Commodity risk

The value and recoverability of the Company’s investment in mineral properties depends upon the price of uranium, vanadium, gold and other metals and the outlook for these minerals. Commodity prices have historically fluctuated widely and are affected by factors outside of the Company’s control, including, but not limited to; supply and demand; forward sales and hedging activities; and government regulations relating to taxes, royalties and other.

The Company has not entered into any hedging or commodity based risk instruments.

16.

Subsequent Events

a)

Private Placement

In a news release dated June 5, 2008, the Company announced that, subject to TSX.V approval, it intends to issue 1,000,000 flow- through units in a non-brokered private placement at a price of $0.20 per unit. Each flow-through unit consists of one flow-through common share and one-half of a share purchase warrant. Each whole warrant will be exercisable at a price of $0.30 for a one-year period. Proceeds will be used to fund exploration on the Company’s projects in BC and Quebec.

b)

Stock Options

In a news release dated June 5, 2008, the Company announced that, subject to TSX.V approval, it reduced the exercise price of previously granted stock options to consultants, directors and officers from prices ranging from $0.37 to $0.61 per share to an exercise price of $0.20 per share. In addition, 190,000 stock options, exercisable at $0.20 per share, were issued to a director and consultants of the Company pursuant to the terms of the Company’s stock-based compensation plan.

c)

Change in Directors

On June 20, 2008, John Nebocat, P.Eng. was appointed as a director.  Mr. Nebocat has worked with Newmont Exploration, Peruvian Gold Limited and Kookaburra Gold Corp.and for the past 15 years he has been an independent consulting geologist.  Mr. Nebocat replaces Dr. Roger Laine, who has moved to West Africa and has advised that he feels he can no longer be effective as a director, but he wishes to remain with the Company as a member of our Advisory Board.  Management wishes to thank Dr. Roger Laine for his efforts on behalf of the Company and is grateful that Dr. Laine has agreed to stay on as a key member of the Advisory Board.